# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PLBY Group, Inc., CIK 0001803914
CUSIP: 72814P109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10960 Wilshire Blvd, Suite 2200, Los Angeles, California (CA), 90024
Date of event which requires filing of this statement: 05/02/2025
Filed by CIK 0001226358
Persons authorized to receive notices and communications: Audrey DiMarzo, 801 Northpoint Parkway, Suite 129, West Palm Beach, Florida (FL), 33407, (248) 594-4776

## Reporting persons
- Suhail Rizvi (CIK 0001226358): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 18,319,661; shared voting power 0; sole dispositive power 18,319,661; shared dispositive power 0; aggregate amount beneficially owned 18,319,661 (19.5% of the class)
  Comment: The amount set forth in row 7 includes 228,875 restricted stock units ("RSUs") in respect of shares of Common Stock which have vested or are scheduled to vest within sixty days of the date hereof. Does not include 217,509 unvested RSUs as they do not vest within sixty days of the date hereof.
  
  The amount set forth in row 11 includes the following:
  
  (1) 228,875 RSUs in respect of shares of Common Stock which have vested or are scheduled to vest within sixty days of the date hereof. Does not include 217,509 unvested RSUS as they do not vest within sixty days of the date hereof.
  
  (2) Shares held directly by Rizvi Opportunistic Equity Fund (TI), L.P. ("ROEF (TI)"), Rizvi Opportunistic Equity Fund I-B (TI), L.P. ("ROEF I-B (TI)"), Rizvi Opportunistic Equity Fund I-B, L.P. ("ROEF I-B"), Rizvi Opportunistic Equity Fund, L.P. ("ROEF"), Rizvi Traverse Partners, LLC ("RTP LLC") and RT-ICON FF LLC ("RT FF") (collectively, the "Rizvi Traverse Entities"). RTM-ICON, LLC ("RTM-ICON") is the manager of RT FF. Rizvi Traverse Management, LLC ("Rizvi Traverse") is the sole member of RTM-ICON, the general partner of each of ROEF (TI), ROEF I-B (TI), ROEF I-B and ROEF and the managing member of RTP LLC. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of Rizvi Traverse. Each of RTM-ICON, Rizvi Traverse, and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the Rizvi Traverse Entities, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
  
  (3) Shares held directly by Rizvi Opportunistic Equity Fund II, L.P. ("ROEF II"). Rizvi Traverse GP II, LLC ("RT GP II" and, together with Rizvi Master (as defined below), TCP (as defined below), ROEF II and Messrs. Rizvi and Giampetroni, the "Reporting Persons") is the general partner of ROEF II. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RT GP II. Each of ROEF II, RT GP II, Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by ROEF II, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
  
  (4) Shares held directly by Rizvi Traverse Partners II, LLC ("RTP II LLC"). Rizvi Traverse Management II, LLC ("RTM II") is the manager of RTP II LLC. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RTM II. Each of RTM II and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RTP II LLC, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
  
  (5) Shares held directly by Rizvi Interests Inc. ("Rizvi Interests"). Mr. Suhail Rizvi is the controlling shareholder of Rizvi Interests. Mr. Rizvi may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Rizvi Interests, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
  
  (6) Shares held directly by Rizvi Master LLC ("Rizvi Master"). Mr. Suhail Rizvi is the manager of Rizvi Master. Mr. Rizvi may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Rizvi Master, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
  
  (7) Shares held directly by RT ICON Holdings II LLC ("RT ICON Holdings II"). Rizvi Traverse CI Manager, LLC ("RTCIM") is the manager of RT ICON Holdings II. Mr. Suhail Rizvi is the manager of RTCIM. Mr. Rizvi may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RT ICON Holdings II, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
  
  The percentage set forth in row 13 is based on 93,940,964 shares of Common Stock outstanding as of April 21, 2025, as set forth in the Issuer's Schedule 14A filed with the SEC on April 30, 2025.
- John Giampetroni (CIK 0001590805): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 14,471,993; shared voting power 0; sole dispositive power 14,471,993; shared dispositive power 0; aggregate amount beneficially owned 14,471,993 (15.41% of the class)
  Comment: The amount set forth in row 11 includes the following:
  
  (1) Shares held directly by the Rizvi Traverse Entities. RTM-ICON is the manager of RT FF. Rizvi Traverse is the sole member of RTM-ICON, the general partner of each of ROEF (TI), ROEF I-B (TI), ROEF I-B and ROEF and the managing member of RTP LLC. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of Rizvi Traverse. Each of RTM-ICON, Rizvi Traverse, and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the Rizvi Traverse Entities, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
  
  (2) Shares held directly by ROEF II. RT GP II is the general partner of ROEF II. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RT GP II. Each of ROEF II, RT GP II, Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by ROEF II, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
  
  (3) Shares held directly by RTP II LLC. RTM II is the manager of RTP II LLC. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RTM II. Each of RTM II and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by RTP II LLC, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
  
  (4) Shares held directly by Traverse Capital Partners LLC ("TCP"). Mr. John Giampetroni owns all of the equity interests of TCP. Mr. Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by TCP, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
  
  The percentage set forth in row 13 is based on 93,940,964 shares of Common Stock outstanding as of April 21, 2025, as set forth in the Issuer's Schedule 14A filed with the SEC on April 30, 2025.
- Rizvi Opportunistic Equity Fund II, L.P. (CIK 0001499793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 7,069,064; shared voting power 0; sole dispositive power 7,069,064; shared dispositive power 0; aggregate amount beneficially owned 7,069,064 (7.53% of the class)
  Comment: The amount set forth in row 11 includes shares held directly by ROEF II. RT GP II is the general partner of ROEF II. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RT GP II. Each of RT GP II and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by ROEF II, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
  
  The percentage set forth in row 13 is based on 93,940,964 shares of Common Stock outstanding as of April 21, 2025, as set forth in the Issuer's Schedule 14A filed with the SEC on April 30, 2025.
- Rizvi Traverse GP II, LLC (CIK 0001916866): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 7,069,064; shared voting power 0; sole dispositive power 7,069,064; shared dispositive power 0; aggregate amount beneficially owned 7,069,064 (7.53% of the class)
  Comment: The amount set forth in row 11 includes shares held directly by ROEF II. RT GP II is the general partner of ROEF II. Mr. Suhail Rizvi and Mr. John Giampetroni are the managers of RT GP II. Each of RT GP II and Messrs. Rizvi and Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by ROEF II, but each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
  
  The percentage set forth in row 13 is based on 93,940,964 shares of Common Stock outstanding as of April 21, 2025, as set forth in the Issuer's Schedule 14A filed with the SEC on April 30, 2025.
- Rizvi Master LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,727,779; shared voting power 0; sole dispositive power 3,727,779; shared dispositive power 0; aggregate amount beneficially owned 3,727,779 (3.97% of the class)
  Comment: Mr. Suhail Rizvi is the manager of Rizvi Master. Mr. Rizvi may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Rizvi Master, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
  
  The percentage set forth in row 13 is based on 93,940,964 shares of Common Stock outstanding as of April 21, 2025, as set forth in the Issuer's Schedule 14A filed with the SEC on April 30, 2025.
- Traverse Capital Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); source of funds: other (OO); sole voting power 3,779,213; shared voting power 0; sole dispositive power 3,779,213; shared dispositive power 0; aggregate amount beneficially owned 3,779,213 (4.02% of the class)
  Comment: Mr. John Giampetroni owns all of the equity interests of TCP. Mr. Giampetroni may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by TCP, but disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.
  
  The percentage set forth in row 13 is based on 93,940,964 shares of Common Stock outstanding as of April 21, 2025, as set forth in the Issuer's Schedule 14A filed with the SEC on April 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: PLBY Group, Inc.
Address of issuer's principal executive offices: 10960 Wilshire Blvd, Suite 2200, Los Angeles, California (CA), 90024
Comment:
This Amendment No. 7 ("Amendment No. 7") to Schedule 13D supplements and amends the Statement on Schedule 13D of the Reporting Persons (as defined below) originally filed with the Securities and Exchange Commission (the "SEC") on February 19, 2021, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on June 16, 2021, Amendment No. 2 to Schedule 13D filed with the SEC on November 22, 2021, Amendment No. 3 to Schedule 13D filed with the SEC on March 8, 2022, Amendment No. 4 to Schedule 13D filed with the SEC on March 18, 2022, Amendment No. 5 to Schedule 13D filed with the SEC on February 10, 2023 and Amendment No. 6 ("Amendment No. 6") to Schedule 13D filed with the SEC on March 31, 2023 (as amended, the "Statement"). The Statement relates to the shares of common stock, $0.0001 par value per share (the "Common Stock"), of PLBY Group, Inc., a Delaware corporation (the "Issuer"). The Common Stock is listed on The Nasdaq Global Market and trades under the symbol "PLBY."

This Amendment No. 7 is being filed (i) to report certain restricted stock unit ("RSU") grants to Mr. Suhail Rizvi, a non-employee director of the Issuer, and (ii) as a result of the dilution of the Reporting Persons' ownership percentages resulting from issuances of Common Stock by the Issuer. As a result of such dilution, each of Rizvi Master LLC and Traverse Capital Partners LLC ceased to be the beneficial owner of more than 5% of the Common Stock and this Amendment No. 7 represents an exit filing for such Reporting Persons.

Except as otherwise set forth in this Amendment No. 7, the information set forth in the Statement remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 7. This Amendment No. 7 should be read together with the Statement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended to add the following:

Since the filing of Amendment No. 6, the Issuer has granted Mr. Suhail Rizvi the following RSUs: (i) 16,250 RSUs granted on October 9, 2023, all of which vested in full upon grant; (ii) 50,000 RSUs granted on October 9, 2023, all of which vested on June 13, 2024; (iii) 76,381 RSUs granted on July 30, 2024, all of which vested in full on grant; (iv) 117,509 RSUs granted on July 30, 2024, all of which vest on the earlier of (a) July 30, 2025 and (b) the date of the Issuer's 2025 annual meeting of stockholders; (v) 48,750 RSUs granted on May 2, 2025, all of which vested in full upon grant; and (vi) 100,00 RSUs granted on May 2, 2025, all of which vest on the earlier of (a) June 16, 2026 and (b) the date of the Issuer's 2026 annual meeting of stockholders.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses set forth on rows 7 through 13 of the cover pages of this Statement, as of the date hereof, and Item 3 are incorporated by reference in this Item 5. Such responses are based on 93,940,964 shares of Common Stock outstanding as of April 21, 2025, as set forth in the Issuer's Schedule 14A filed with the SEC on April 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses set forth on rows 7 through 13 of the cover pages of this Statement, as of the date hereof, and Item 3 are incorporated by reference in this Item 5. Such responses are based on 93,940,964 shares of Common Stock outstanding as of April 21, 2025, as set forth in the Issuer's Schedule 14A filed with the SEC on April 30, 2025.
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, no Reporting Person has effected any transaction in the Common Stock in the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On November 5, 2024, the Issuer issued 14,900,000 shares of Common Stock in a private placement to a third-party investor. As a result of such issuance, each of Rizvi Master LLC and Traverse Capital Partners LLC ceased to be the beneficial owner of more than 5% of the Common Stock. The filing of this Amendment No. 7 constitutes an exit filing for such Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1* Form of Subscription Agreement, dated as of September 30, 2020, by and among Mountain Crest Acquisition Corp and certain institutional and accredited investors (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on October 1, 2020).

99.2* Form of Registration Rights Agreement dated as of September 30, 2020, by and among Mountain Crest Acquisition Corp and certain institutional and accredited investors (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed with the SEC on October 1, 2020).

99.3* Investor Rights Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc. and RT-ICON Holdings LLC (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K, filed with the SEC on February 16, 2021).

99.4* Amended and Restated Registration Rights Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc., RT-ICON Holdings LLC, and each of the other shareholders whose names are listed on Exhibit A thereto (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K, filed with the SEC on February 16, 2021).

99.5* Form of Lock-Up Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc. and RT-ICON Holdings LLC (incorporated by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K, filed with the SEC on October 1, 2020).

99.6* Director Voting Agreement, dated as of February 10, 2021, by and among PLBY Group, Inc., RT-ICON Holdings LLC and Drawbridge Special Opportunities Fund LP (incorporated by reference to Exhibit 10.7 to the Issuer's Current Report on Form 8-K, filed with the SEC on February 16, 2021).

99.7* Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act

99.8* Standstill Agreement, dated as of January 30, 2023, by and among PLBY Group, Inc. and affiliates of Rizvi Traverse Management (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on February 2, 2023).

* Previously filed.

## Signatures
- Suhail Rizvi: /s/ Suhail Rizvi, Suhail Rizvi (05/06/2025)
- John Giampetroni: /s/ John Giampetroni, John Giampetroni (05/06/2025)
- Rizvi Opportunistic Equity Fund II, L.P.: /s/ Suhail Rizvi, By: Rizvi Traverse GP II, LLC, its General Partner, By: Suhail Rizvi, Managing Director (05/06/2025)
- Rizvi Traverse GP II, LLC: /s/ Suhail Rizvi, Suhail Rizvi, Managing Director (05/06/2025)
- Rizvi Master LLC: /s/ Suhail Rizvi, Suhail Rizvi, Manager (05/06/2025)
- Traverse Capital Partners LLC: /s/ John Giampetroni, John Giampetroni, Member (05/06/2025)